Exhibit 99.2

For Immediate Release

Fundtech Expands European Presence with
Prang Acquisition

Enhanced SEPA and TARGET2 Market Positioning

Jersey City, NJ, February 13, 2007 — Fundtech Ltd. (NASDAQ: FNDT), a leading provider of global electronic payment, settlement and cash management solutions, today announced the closing of its acquisition of Prang GmbH (Prang), a provider of payments software located in Frankfurt, Germany.

Under the terms of the definitive agreement, Fundtech will pay EUR 4.0 million in cash at closing and an additional amount of up to EUR 4.0 million in cash will be paid over the next four years, based on the financial performance of Prang.

Prang is a leading provider of payments solutions on the IBM iSeries platform with over 50 installations in Germany and other international markets. The company was founded in 1991 by Dieter Prang. It has been awarded a SWIFT Ready Gold product label, works in close cooperation with the Deutsche Bundesbank for German payments clearing, and is a member of the European Banking Association (EBA).

Significant changes are underway in the payments landscape in Europe including the Single European Payments Area (SEPA) and TARGET2. Together with Fundtech’s comprehensive SEPA payment system offering for larger banks in this market, Prang’s SEPA products will further enhance Fundtech’s market reach.

“The acquisition is part of Fundtech’s growth strategy to align with profitable companies with strong management in important geographic markets,” said Reuven Ben Menachem, CEO of Fundtech. “Prang complements our European strength in terms of market knowledge, management skills and a strong drive to understand and address our customers’ needs. We welcome Prang’s employees and clients into the Fundtech family and look forward to our mutual success.”

Dieter Prang, CEO of Prang, commented, “We are delighted to become part of the Fundtech group of companies. The new SEPA regulations have created a need for advanced technology and domain expertise that Fundtech and Prang possess. Prang’s employees and clients will benefit from this combination and we will be able to offer them new opportunities, products and services.”

Fundtech expects the transaction to be neutral to EPS in 2007, excluding non-cash charges to amortize certain acquired intangible assets. Prang reported un-audited revenues of EUR 2.5 million for the twelve month period ended December 31, 2006.

-END-

About Fundtech
With twelve offices on four continents, Fundtech Ltd is a leading provider of software solutions and services to financial institutions around the world. The Company develops and sells a broad array of products across the “financial supply chain” that enable banks to automate their corporate banking activities in order to improve efficiency, while providing their customers with more choices, more convenience and more control. Fundtech offers products in four major categories: cash management, payments, settlements and financial messaging. Fundtech has recently expanded its product line with a securities post-trade settlement processing system.

Fundtech is a publicly traded company, listed on NASDAQ (FNDT) and the Tel Aviv Stock Exchange. The company was founded in 1993. For more information, please visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, reports of revenues, plans for growth and future operations, competition and regulation. These statements are based on management’s current expectations and are subject to risks, uncertainties, and assumptions. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: a downturn in the financial services industry; failure to obtain revenue as anticipated; and risks and other factors detailed from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2005. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this Release or to reflect the occurrence of unanticipated events.

# # #

Fundtech Contact:
Amy Osborn
Fundtech Corporation
+1 201 215-6555
amy.osborn@fundtech.com

Media Contact:
Jon Angeloni/ Ben Jarrold
Metia
+44 203 100 3610
+44 203 100 3566
Jonathan.Angeloni@metia.com
Ben.Jarrold@metia.com